Global System Designs, Inc. 24123 Peachland Blvd., C-4, #106 Port Charlotte, FL, 33954 info@GlobalSystemDesigns.com www.GlobalSystemDesigns.com

VIA EDGAR

July 3, 2013

Larry Spirgel
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:   Global System Designs, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed: June 19, 2013
File No. 333-187782

Dear Mr. Spirgel:

This letter is in response to your comment letter dated June 25, 2013, with regard to amendment no. 2 to registration statement on Form S-1 for Global System Designs, Inc., a Nevada corporation (“Global System Designs” or the "Company") filed on June 19, 2013.  Responses to each comment have been keyed to your comment letter.

Amendment No. 2 Registration Statement on Form S-1

General

1.	We have disclosed throughout that the offering price of all the shares being sold by the Company and selling shareholders will be fixed for the duration of the offering.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (paul@globalsystemdesigns.com) and cc: Karen Batcher (kbatcher@synergenlaw.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.
Thank you in advance for your courtesies.

Sincerely,

/s/ Paul McDonald
Paul McDonald, President